SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-9


        Solicitation/Recommendation Statement Under Section 14(d)(4)
                   of the Securities Exchange Act of 1934


                           Cabot Industrial Trust
                         (Name of Subject Company)


                           Cabot Industrial Trust
                    (Name of Person(s) Filing Statement)


            Common Shares of Beneficial Interest, $.01 par value
              per share (including the related preferred share
                              purchase rights)
                       (Title of Class of Securities)


                                 127072106
                   (CUSIP Number of Class of Securities)


                                Neil Waisnor
                           Cabot Industrial Trust
                        Two Center Plaza, Suite 200
                        Boston, Massachusetts 02108
                               (617) 723-0900
               (Name, address and telephone number of person
       authorized to receive notices and communications on behalf of the person(s) filing statement)


                              With copies to:

                            Edward J. Schneidman
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                          Chicago, Illinois 60603
                               (312) 782-0600


|X| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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[The following is a transcript of a conference call held by Cabot
Industrial Trust on October 30, 2001.]

                  OPERATOR: Good afternoon and welcome, ladies and gentlemen, to the Cabot Industrial Trust conference call. At this time, I would like to inform you that this conference is being recorded for rebroadcast and that all participants are in a listen-only mode.

                  At the request of the company, we will open up the conference for questions and answers after the presentation. And just a reminder, if you would like a rebroadcast of this call, you may do so by dialing, 1-800-428-6051 or for international callers, 973-709-2089 with a pass code of 215292.

                  I will now turn the conference over to Kathy Reardon of Investor Relations. Please go ahead, ma'am.

                  MS. REARDON: Thank you and good afternoon, everyone. During our call we will discuss information contained in our press release regarding our recently announced agreement to merge the company with a subsidiary of CalWest Industrial Properties, LLC. Today's discussion will be led by Ferdinand Colloredo-Mansfeld, our Chairman and CEO.

                  At this time, I would like to read a brief Safe Harbor statement. This conference call and the press release may contain forward-looking statements. Any such statements are based on management's current expectations about the industry and the markets in which the company operates. Any forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which may cause the company's actual results to differ materially from those projected or implied by such forward-looking statements.

                  In addition, you should be aware that the tender offer for the outstanding shares of the company, which we will discuss on this call, has not yet commenced, and this call is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and related letter of transmittal. We urge investors and securities holders to read the following documents, when they become available, regarding the tender offer because they will contain important information.

                   CalWest's tender offer statement on Schedule TO, including the offer to purchase and letter of transmittal; and
                   Cabot Industrial Trust's solicitation/ recommendation statement on Schedule 14D-9.

These documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's website at www.sec.gov.

                  And having said that, I would like to introduce
                  Mr. Colloredo-Mansfeld.

                  MR. COLLOREDO-MANSFELD: Well, good afternoon, everyone, and I would like to add my welcome to this large assemblage we have on the conference call today. As you know, we are here to discuss an important event for our shareholders, our employees, and obviously for our whole company. And this, of course, is the prospective sale of the company to CalWest that was announced yesterday.

                  We have received many calls from investors, analysts, and other friends, many of whom have questions, so we have scheduled this call to provide a more detailed overview of the transaction.


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                  All of you have access to our publicly filed documents,
including the 8K which was filed last night with the SEC. This includes the merger agreement itself. There will be subsequent filings this week with the SEC and we will refer you to these documents for very detailed, specific information on the transaction.

                 Let me step back a moment and let me give you a little bit of an overview from our point of view on this situation. A major part of management's responsibility is to maintain an ongoing review of strategic alternatives that will yield the most favorable outcomes to our shareholders and for all our stakeholders. At Cabot, since our IPO in January, 1998, we've worked hard to build the value of Cabot Industrial Trust. We have grown the asset base by more than 260 percent. We have maintained a very healthy balance sheet. We have pursued a strategy of diversification. As I think many of you know, diversification by geography across 19 markets. And diversification by type of industrial property; the big box, a large distribution building, mid-sized multi-tenanted warehouses, and the third category is our high growth work space properties.

                  Our reported FFO earnings have had an average growth rate of 11 percent per annum since our IPO and a cumulative rate of return in excess of 54 percent including dividend reinvestment. And this is determined by J.P. Morgan.

                  We have built a very capable organization of skilled professionals. We have a national property management operation that can stand toe to toe with the very best across the country. In short, I am very proud of our people and their accomplishments.

                  So you might ask, why are we selling? We were approached by the largest pension fund in the country, perhaps in the world, and the most knowledgeable real estate investors in the country. This is CalWest and RREEF. CalWest and RREEF recognize the value of Cabot Industrial Trust. Together, the valuation that they determined to be fair and reasonable exceeded our public market price by a significant margin. And they have come forward with an offer of $24 a share, all cash.

                  After consideration of other alternatives, senior management of the company and the board of trustees concluded that this it was clearly in the best interest of our shareholders to accept the offer of CalWest.

                  And now let me highlight a number of key points of the transaction and then we will open it up to questions. Cabot has entered into an agreement and plan of merger with CalWest Industrial Properties, LLC and its acquisition subsidiary. The buyer will commence a tender offer at $24 per share, all cash by November 5th for all the shares and LP units of Cabot Industrial. There will be no dividend for the fourth quarter. The offer will be open for four weeks with a closing anticipated towards the end of December 2001. Specific instructions for participation in the tender offer will be provided in the detailed public filings with the SEC. The new owner of Cabot, after the closing, will continue to maintain the company as a separate entity with the bonds, the preferred units, the MTN's, and the mortgage loans continuing in place. The company under new ownership will continue to file the requisite documents with the SEC; and, therefore, public information will be available to the bond holders and other continuing investors. The principal condition of the tender offer requires that two-thirds of the shares must be tendered in order to trigger a closing.

                  And that ends my comments at this point. And we are very pleased to open it for discussions. And I have here with me Franz
Colloredo-Mansfeld, the CFO of the company and Bob Patterson, President. I think all of you know these people. And also Neil Waisnor, our Senior Vice President, Finance. So now let's open it up for questions.



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

                  OPERATOR: Thank you. The question and answer session will begin now. If you are using a speaker phone, please pick up the handset before pressing any numbers. Should you have a question, please press 1-4 on your push button phone. Should you wish to withdraw your question, please press 1-3. Your question will be taken in the order it is received. Please stand by for your first question.

                  Thank you. Your first question comes from Lee Schalop. Please state your affiliation followed by your question. Mr. Schalop, your line is live, sir.

                  MR. SCHALOP: (No response).

                  OPERATOR: Your next question comes from John Park.

                  MR. PARK: (No response).

                  OPERATOR: Again, if you do wish to withdraw your question, please press 1-3. Thank you. Your next question comes from Steve Burton.

                  MR. BURTON: Perhaps you mentioned, is there any break up fee that's part of the deal?

                  MR. COLLOREDO-MANSFELD: Yes, there is a break-up fee. It's $35 million plus expenses to a cap.

                  MR. FRANZ COLLOREDO-MANSFELD: The cap is $17.5 million.

                  MR. BURTON: Okay. Great. Thank you.

                  OPERATOR: Thank you. Your next question comes from Oscar Woo.

                  MR. WOO: Could you please clarify the no fourth quarter dividend? Does that mean there'll be no standard dividend or there'll be no dividend of any kind including a pro rated dividend?

                  MR. COLLOREDO-MANSFELD: No dividend, period.

                  MR. WOO: Period. Okay. Thanks.

                  OPERATOR: Your next question comes from Larry Ring.

                  MR. RING: Have you had any discussions with the rating agencies about what they're going to do as far as the ratings? And I'm wondering, if you have had those discussions, were the rating agencies given any advance notice of the transaction? And then, finally, has CalWest or CalPers discussed guaranteeing the bonds or securing the bonds in any way?

                  MR. COLLOREDO-MANSFELD: We are in discussions now with the rating agencies and as noted, CalWest, the acquirer, intends to maintain our current bonds, our debt will remain outstanding. CalWest is a very large and well capitalized company. And we anticipate having discussions with the rating agencies over the next couple of weeks. And as a result of those discussions, more information will be available.

                  MR. RING: So there was no advance notice to the rating agencies?

                  MR. COLLOREDO-MANSFELD: There was no advance notice to the rating agencies.

                  MR. RING: Thank you.



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



                  OPERATOR: Thank you. Your next question comes from Lee Schalop. Please state your affiliation followed by your question.

                  MR. SCHALOP: (no response)

                  OPERATOR: Mr. Schalop, sir? Your next question comes from Elizabeth Morris.

                  MS. MORRIS: (No response)

                  OPERATOR: If there are no further questions, I will now turn the conference back to Mr. Colloredo-Mansfeld to conclude.

                  MR. COLLOREDO-MANSFELD: Well, thank you, all, and we look forward to this going forward in an orderly manner and I thank all of our shareholders for their participation and commitment and we do want to assure you that management stands behind this offer. Thank you very much.

                  OPERATOR: Ladies and gentlemen, that concludes your conference call for today. Thank you all for participating and have a nice day. All parties may disconnect now.








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